As filed with the Securities and Exchange Commission on May 16, 2019

Registration No. 333-229578

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 8

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Avantor, Inc.

(Exact name of registrant as specified in its charter)

Delaware	3826	82-2758923
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Radnor Corporate Center

Building One, Suite 200

100 Matsonford Road

Radnor, PA 19087

Telephone: (610) 386-1700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Justin M. Miller, Esq.

Executive Vice President, General Counsel

Avantor, Inc.

Radnor Corporate Center

Building One, Suite 200

100 Matsonford Road

Radnor, PA 19087

Telephone: (610) 386-1700

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Joseph H. Kaufman, Esq. Ryan Bekkerus, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000	Patrick O’Brien, Esq. John Sorkin, Esq. Rachel Phillips, Esq. Ropes & Gray LLP 1211 Avenue of the Americas New York, NY 10036 (617) 951-7000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to Be Registered	Proposed Maximum Aggregate Offering Price Per Unit(2)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(3)
Common stock, par value $0.01 per share	235,750,000(1)	$15.00	$3,536,250,000	$557,381
Series A Mandatory Convertible Preferred Stock, par value $0.01 per share(4)(5)	17,250,000(1)	$50.00	$862,500,000	$104,535
Common stock, par value $0.01 per share(6)	9,000,000	$15.00	$135,000,000	$20,726
Total			$4,533,750,000	$682,642

(1)	Includes shares to be sold upon exercise of the underwriters’ option to purchase to cover over-allotments, if any. See “Underwriting (Conflicts of Interest).”
(2)	Estimated solely for the purpose of calculating the registration fee under Rule 457(a) of the Securities Act of 1933, as amended.
(3)	Previously paid.
(4)

This registration statement also registers an estimated 59,483,175 shares of our common stock that are issuable upon conversion of the Series A Mandatory Convertible Preferred Stock registered hereby at the initial maximum conversion rate of 3.4483 shares of common stock per share of Mandatory Convertible Preferred Stock, based on the assumed initial public offering price of $14.50 per share of common stock, which is the midpoint of the estimated offering price range shown on the cover of the common stock prospectus which forms a part of this registration statement. Under Rule 457(i), there is no additional filing fee payable with respect to the shares of common stock issuable upon conversion of the Mandatory Convertible Preferred Stock because no additional consideration will be received in connection with the exercise of the conversion privilege. The number of shares of our common stock issuable upon such conversion will vary based on the public offering price of the common stock registered hereby.

(5)

The number of shares of our common stock issuable upon conversion of the Series A Mandatory Convertible Preferred Stock is subject to anti-dilution adjustments upon the occurrence of certain events described herein. Pursuant to Rule 416 under the Securities Act, the number of shares of our common stock to be registered includes an indeterminable number of shares of common stock that may become issuable upon conversion of the Series A Mandatory Convertible Preferred Stock as a result of such anti-dilution adjustments, solely to the extent permitted by Rule 416.

(6)	This registration statement also registers shares of common stock that may be issued as dividends on the Mandatory Convertible Preferred Stock in accordance with the terms thereof.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE:

This Amendment No. 8 to the Registration Statement on Form S-1 is being filed solely for the purpose of filing an exhibit as indicated in Part II of this Amendment No. 8. Accordingly, this Amendment No. 8 consists only of the facing page, this explanatory note, Part II of the Registration Statement, the signature pages to the Registration Statement and the filed exhibit. The prospectus is unchanged and has been omitted.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the expenses payable by Avantor, Inc. expected to be incurred in connection with the issuance and distribution of the securities being registered hereby (other than underwriting discounts and commissions). All of such expenses are estimates, except for the Securities and Exchange Commission, or the SEC, registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and NYSE listing fee.

SEC registration fee	$682,642
FINRA filing fee	225,500
NYSE listing fee	25,000
Printing fees and expenses	700,000
Legal fees and expenses	4,000,000
Blue sky fees and expenses	10,000
Registrar and transfer agent fees	11,500
Accounting fees and expenses	4,100,000
Miscellaneous expenses	645,358

Total	$10,400,000

Item 14. Indemnification of Directors and Officers.

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, in which such person is made a party by reason of the fact that the person is or was a director, officer, employee or agent of the corporation (other than an action by or in the right of the corporation—a “derivative action”), if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys’ fees) incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s by-laws, disinterested director vote, stockholder vote, agreement or otherwise.

Our amended and restated certificate of incorporation will provide that no director shall be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation on liability is not permitted under the DGCL, as now in effect or as amended. Currently, Section 102(b)(7) of the DGCL requires that liability be imposed for the following:

•	any breach of the director’s duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; and

•	any transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation and amended and restated by-laws will provide that, to the fullest extent authorized or permitted by the DGCL, as now in effect or as amended, we will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that such person, or a person of whom he or she is the legal representative, is or was our director or officer, or by reason of the fact that our director or officer is or was serving, at our request, as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans. We will indemnify such persons against expenses, liabilities, and loss (including attorneys’ fees), judgments, fines, excise taxes or penalties under the Employee Retirement Income Security Act of 1974, penalties and amounts paid in settlement actually and reasonably incurred in connection with such action.

We have obtained policies that insure our directors and officers and those of our subsidiaries against certain liabilities they may incur in their capacity as directors and officers. Under these policies, the insurer, on our behalf, may also pay amounts for which we have granted indemnification to the directors or officers.

Item 15. Recent Sales of Unregistered Securities.

On November 21, 2017, we issued 2.0 million shares of the Existing Senior Preferred Stock and 1.7 million shares of the Existing Junior Convertible Preferred Stock in connection with the VWR Acquisition. We intend to use the net proceeds to us from this offering to redeem outstanding shares of Existing Senior Preferred Stock. The shares of the Existing Junior Convertible Preferred Stock will be convertible into our common stock upon the consummation of this offering.

The sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were placed upon the securities issued in these transactions.

From January 2016 to March 2019, we granted options:

•	under the Legacy Avantor Plan to purchase an aggregate of 4,083,710 shares to our employees and directors, having exercise prices ranging from $4.19 to $13.11; and

•	under the Vail Plan to purchase an aggregate of 13,757,425 shares to our employees and directors, all options having the exercise price of $23.21.

Of the options, we have canceled options to purchase 2,456,890 shares.

Item 16. Exhibits and Financial Statement Schedules.

Exhibit No.	Description

1.1**	Form of Underwriting Agreement relating to the common stock.

1.2**	Form of Underwriting Agreement relating to the Mandatory Convertible Preferred Stock.

2.1**	Agreement and Plan of Merger, dated as of May 4, 2017, by and among the Avantor Funding, Inc. (f/k/a Avantor, Inc.), Avantor, Inc. (f/k/a Vail Acquisition Corp) and VWR Corporation.

3.1**	Form of Second Amended and Restated Certificate of Incorporation of Avantor, Inc., to be effective upon consummation of this offering.

3.2**	Form of Second Amended and Restated By-laws of Avantor, Inc., to be effective upon consummation of this offering.

3.3**	Certificate of Designations of the junior convertible preferred stock dated as of November 21, 2017, filed with the Secretary of State of Delaware on November 21, 2017.

3.4**	Certificate of Designations of the series A senior preferred stock dated as of November 21, 2017, filed with the Secretary of State of Delaware on November 21, 2017.

3.5**	Form of Certificate of Designations of the Mandatory Convertible Preferred Stock.

Exhibit No.	Description

4.1**	Indenture, dated as of October 2, 2017, between Avantor Funding, Inc. (f/k/a Avantor, Inc.) and The Bank of New York Mellon Trust Company, N.A., as trustee and notes collateral agent, relating to the 6.000% senior first lien notes due 2024 and the 4.750% senior first lien notes due 2024.

4.2**	Indenture, dated as of October 2, 2017, between Avantor Funding, Inc. (f/k/a Avantor, Inc.) and The Bank of New York Mellon Trust Company, N.A., as trustee, relating to the 9.000% senior notes due 2025.

5.1	Opinion of Simpson Thacher & Bartlett LLP as to the legality of the common stock and the Mandatory Convertible Preferred Stock.

10.1**	Credit Agreement (First Lien), dated as of November 21, 2017, by and among Vail Holdco Sub LLC, Avantor Funding, Inc. (f/k/a Avantor, Inc.), the guarantors party thereto, Goldman Sachs Bank USA and the other lenders, l/c issuers and parties thereto.

10.2**	Amendment No. 1, dated as of November 27, 2018 to the Credit Agreement, dated as of November 21, 2017, by and among Vail Holdco Sub LLC, Avantor Funding, Inc. (f/k/a Avantor, Inc.), the guarantors party thereto, Goldman Sachs Bank USA and the other lenders, l/c issuers and parties thereto.

10.3**	Security Agreement, dated as of November 21, 2017, among the grantors identified therein and Goldman Sachs Bank USA, as agent.

10.4**	First Lien Intercreditor Agreement, dated as of November 21, 2017, by and among Avantor Funding, Inc. (f/k/a Avantor, Inc.), Vail Holdco Sub LLC, the other grantors party thereto, Goldman Sachs Bank USA, as collateral agent for the credit agreement secured parties, the Bank of New York Mellon Trust Company, N.A., as collateral agent for the indenture secured parties and each additional agent party from time to time thereto.

10.5**	Amended and Restated Receivables Purchase Agreement, dated November 21, 2017, among VWR Receivables Funding, LLC, VWR International, LLC, the various conduit purchasers from time to time party thereto, the various related committed purchasers from time to time party thereto, the various purchaser agents from time to time party thereto, the various LC participants from time to time party thereto and PNC Bank, National Association, as Administrator and LC Bank.

10.6**	Amended and Restated Purchase and Sale Agreement, dated November 21, 2017, between the various entities listed on Schedule I thereto as Originators and VWR Receivables Funding, LLC.

10.7**	Stockholders Agreement, dated as of November 21, 2017, between Avantor, Inc. (f/k/a Vail Holdco Corp) and the other parties named therein.

10.8**	Amendment to Stockholders Agreement, dated as of March 15, 2018, between Avantor, Inc. and the other parties named therein.

10.9**	Form of Investor Rights Agreement.

10.10**	Registration Rights Agreement, dated as of November 21, 2017, among Avantor, Inc. (f/k/a Vail Holdco Corp) and the other parties named therein.

10.11**	Amendment to Registration Rights Agreement, dated as of March 15, 2018, between Avantor, Inc. and the other parties named therein.

10.12**	Form of Warrant to Purchase Common Stock of Avantor, Inc. (f/k/a Vail Holdco Corp).

10.13**	Avantor Funding, Inc. (f/k/a Avantor, Inc.) Equity Incentive Plan (as amended through September 28, 2016).

10.14**	Form of Nonqualified Stock Option Agreement under the Avantor Funding, Inc. Equity Incentive Plan.

10.15**	Avantor, Inc. (f/k/a Vail Holdco Corp) Equity Incentive Plan.

10.16**	Form of Nonqualified Stock Option Agreement under the Avantor, Inc. Equity Incentive Plan.

10.17**	Nonqualified Stock Option Agreement Amendment, dated April 26, 2019, between Charles Kummeth and Avantor, Inc.

Exhibit No.	Description

10.18**	Amended and Restated Employment Agreement, dated April 10, 2019, between Michael Stubblefield and Avantor, Inc. (f/k/a Vail Holdco Corp).

10.19**	Employment Letter Agreement, dated October 5, 2018, between Thomas A. Szlosek and Avantor, Inc. (f/k/a Vail Holdco Corp).

10.20**	Employment Letter Agreement, dated November 10, 2017, between Bjorn Hofman and Avantor, Inc. (f/k/a Vail Holdco Corp).

10.21**	Amended and Restated Employment Letter Agreement, dated April 2, 2019, between Gerard Brophy and VWR Management Services, LLC.

10.22**	Contract of Employment, dated June 29, 2018, between Frederic Vanderhaegen and VWR International GmbH.

10.23**	Addendum to Contract of Employment, dated April 10, 2019, between Frederic Vanderhaegen and VWR International GmbH.

10.24**	Amended and Restated Employment Letter, dated December 20, 2010, between VWR Management Services, LLC and Greg Cowan.

10.25**	Form of Indemnification Agreement (between Avantor, Inc. and its directors and officers).

10.26**	Avantor, Inc. 2019 Equity Incentive Plan.

10.27**	Form of Nonqualified Stock Option Agreement under the Avantor, Inc. 2019 Equity Incentive Plan.

10.28**	Form of Restricted Stock Unit Agreement under the Avantor, Inc. 2019 Equity Incentive Plan (Employees).

10.29**	Form of Restricted Stock Unit Agreement under the Avantor, Inc. 2019 Equity Incentive Plan (Non-Employee Directors).

10.30**	Avantor, Inc. 2019 Employee Stock Purchase Plan.

21.1**	Subsidiaries of the Registrant.

23.1**	Consent of Deloitte & Touche LLP.

23.2**	Consent of KPMG LLP.

23.3	Consent of Simpson Thacher & Bartlett LLP (included in Exhibit 5.1 to this Registration Statement).

24.1**	Powers of Attorney.

24.2**	Power of Attorney of Rakesh Sachdev.

**	Previously filed.

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(i)

for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(ii)

for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Radnor Township, Pennsylvania, on May 16, 2019.

Avantor, Inc.

By:	/s/ Michael Stubblefield
Name:	Michael Stubblefield
Title:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 8 to this registration statement has been signed by the following persons in the capacities indicated on May 16, 2019.

Signature	Capacity

/s/ Michael Stubblefield Michael Stubblefield	Director, President and Chief Executive Officer (Principal Executive Officer)

/s/ Thomas A. Szlosek Thomas A. Szlosek	Executive Vice President, Chief Financial Officer (Principal Financial Officer)

/s/ Michael J. DePetris Michael J. DePetris	Senior Vice President and Corporate Controller (Principal Accounting Officer)

* Rajiv Gupta	Chairman of the Board

* Thomas Connolly	Director

* Robert Fine	Director

* Matthew Holt	Director

* Andre Moura	Director

* Jo Natauri	Director

* Jonathan Peacock	Director

* Rakesh Sachdev	Director

Signature	Capacity

* Christi Shaw	Director

*By:	/s/ Justin Miller
Justin Miller, Attorney-in-Fact